82-1251

IMPERIAL

RECEIVED

2005 DEC 19 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013366

1 December 2005

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Imperial One Int'l Ltd

SUPPL

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the Company's Notice of Proceedings at its Annual General Meeting lodged with the Australian Stock Exchange Limited on 30 November 2005.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED

[illegible] 09 2005

THOMSON FINANCIAL

12/19

Imperial One Limited ACN 002 148 361 • Suite 5, Level 7, 3 Spring Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/11/2005

TIME: 15:26:18

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of AGM

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IMPERIAL

30 November 2005

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: PROCEEDINGS AT ANNUAL GENERAL MEETING

As required by Section 251 AA (2) of the Corporations Act the following statistics are provided in respect of each resolution dealt with at today's Annual General Meeting of Members.

Resolution 1 – Re-election of Mr D H Sutton as a Director

Proxy votes were directed as follows:

For the motion	312,567,879
Against the Motion	160,000
At Proxy's Discretion	692,036
Abstain from voting	266,988

The resolution to re-elect Mr D H Sutton as a Director was carried on a show of hands.

Resolution 2 – Ratify the issue of shares

Proxy votes were directed as follows:

For the motion	312,555,003
Against the Motion	309,864
At Proxy's Discretion	692,036
Abstain from voting	130,000

The resolution to ratify the issue of 110,000,000 ordinary shares at $0.0045 each was carried on a show of hands.

Imperial One Limited ACN 002 148 361 • Level 7, 3 Spring Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Resolution 3 – Adoption of Remuneration Report

Proxy votes were directed as follows:

For the motion	311,555,003
Against the Motion	1,439,864
At Proxy's Discretion	692,036
Abstain from voting	-

The resolution to adopt the Remuneration Report was carried on a show of hands.

Resolution 4 – Approve the participation of Mr B W McLeod in the Imperial One Limited Executive Option Plan

Proxy votes were directed as follows:

For the motion	292,875,019
Against the Motion	2,482,476
At Proxy's Discretion	692,036
Abstain from voting	17,637,372

The resolution to approve the participation of Mr B W McLeod in the Company Executive Option Plan was carried on a show of hands.

Resolution 5 – Participation of Mr D H Sutton in the Imperial One Limited Executive Option Plan

Proxy votes were directed as follows:

For the motion	310,515,003
Against the Motion	2,479,864
At Proxy's Discretion	692,036
Abstain from voting	-

The resolution to approve the participation of Mr D H Sutton in the Company Executive Option Plan was carried on a show of hands.

Resolution 6 – Participation of Mr K A Torpey in the Imperial One Limited Executive Option Plan

Proxy votes were directed as follows:

For the motion	283,901,307
Against the Motion	2,482,476
At Proxy's Discretion	692,036
Abstain from voting	26,611,354

The resolution to approve the participation of Mr K A Torpey in the Company Executive Option Plan was carried on a show of hands.

Yours faithfully

D L Hughes
Secretary